Filed by Targa Resources Partners LP.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Atlas Pipeline Partners, L.P.

Commission File No.: 001-14998

This filing relates to a proposed business combination involving Targa Resources Partners LP and Atlas Pipeline Partners, L.P.

1000 Louisiana, Suite 4300 Houston, TX 77002 713.584.1000 www.targaresources.com

Monday, October 13, 2014

Atlas Pipeline Employees:

I am very excited about this morning’s announcement and look forward to welcoming all of you to the Targa team. Together we are a premier midstream franchise with scale, geographic diversity and best in class capabilities in the key producing basins in the U.S. Together we are one of the largest diversified MLP’s on an enterprise value basis.

Atlas’ gathering and processing footprint nicely complements Targa’s gathering and processing footprint, as we are both leaders in the major plays in which we participate, including: Mississippi Lime, Woodford, SCOOP, Eagle Ford, Barnett, Louisiana Gulf Coast, Bakken, and Permian. Our combined premier G&P position is complemented by leading downstream capabilities in NGL fractionation, storage, terminaling and exports.

The announced transaction requires shareholder, unitholder and regulatory approvals and closing is expected during the first quarter of 2015. In the mean time, please continue to safely and effectively execute your work. We intend for the Atlas business to operate much as it has in the past, and we plan on maintaining all current facilities and office locations.

Targa did not enter into this transaction seeking to reduce headcount to improve profitability. Targa and Atlas are both growing companies investing in our businesses, and we are constantly looking for talented people to hire. We want to keep both Atlas and Targa employees to help manage our growth and our opportunities. We are proud of our total employee benefits package and will share them with you in the coming weeks.

We look forward to working with each of you over the next several months to get to know you and your work and to begin to integrate our companies successfully. As you get to know Targa, I believe that you will find it to be a great place to work. I am very excited for you to join the Targa team.

Sincerely,

Joe Bob Perkins

CEO